Mail Stop 4561
      February 16, 2006

Mr. Nathan Lapkin
President
Wah King Invest Corp
J.C. Beetslaan 153-155
2131 AL Hoofddorp

	Re:	Wah King Invest Corp
		Form 10-KSB for Fiscal Year Ended July 31, 2005
		Form 10-QSB for Quarter Ended October 31, 2005
		File No. 0-30486

Dear Mr. Lapkin:

      We have reviewed your filings and have the following comment.
In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2005

Item 1 - Description of Business

(A) The Company, page 3

1. We note that on May 9, 2005 the Company was acquired and merged into Wah King Invest Corp. Please tell us how this transaction was accounted for and the type of business Wah King Invest Corp was involved with before the merger. In addition, tell us the total assets and total revenues of Wah King for their last fiscal year prior to the acquisition .

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief





Mr. Nathan Lapkin
Wah King Invest Corp.
February 16, 2006
Page 1